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EXHIBIT 12.1

        The following table displays our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown: (1) (2)

IMPAC MORTGAGE HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollar amounts in thousands)

	For the Year Ended December 31,
	2006		2005	2004	2003		2002
			restated	restated	restated		restated
Net earnings (loss)	(77,130)		240,607	244,187	147,430		41,918
Add: Fixed charges	$1,313,965		$1,048,662	$413,584	$209,470		$127,851
Net earnings (loss) plus fixed charges	1,236,835		1,289,269	657,771	356,900		169,769
Fixed charges	$1,313,965		$1,048,662	413,584	$209,470		$127,851
Preferred stock dividends	14,698		14,530	3,750	—	(3)	—	(3)
Total fixed charges and preferred stock dividends	$1,328,663		$1,063,192	417,334	$209,470		$127,851
Ratio of earnings to fixed charges	—	(4)	1.23x	1.59x	1.70x		1.33x
Ratio of earnings to combined fixed charges and preferred dividends	—	(4)	1.21x	1.58x	1.70x		1.33x

(1)
Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor.

(2)
Financial information for the years ended December 31, 2003 and 2002 reflect accounting restatements and reclassifications for prior periods. In addition, prior to the consolidation of IFC on July 1, 2003, the method used to calculate the ratio of earnings to fixed charges and preferred stock dividends reflected the consolidated net earnings of IMH less net earnings of IFC plus dividend distributions from IFC to IMH.

(3)
No preferred stock dividends were paid during this period as IMH did not have any preferred stock outstanding.

(4)
Earnings were insufficient to cover fixed charges. The amount of the deficiency for the year-ended December 31, 2006 was $77.1 million.

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  EXHIBIT 12.1
IMPAC MORTGAGE HOLDINGS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (dollar amounts in thousands)